Contact

www.linkedin.com/in/james-j-mackness-97165930 (LinkedIn)

Top Skills

Manufacturing

Packaging

HACCP

James J. Mackness

Founder and Owner

Anacortes, Washington, United States

Experience

MOTOVOTANO LLC

Founder / Owner

November 2012 - Present (11 years 7 months)

Seattle WA

Motovotano provides an end to end contract packaging solution from product concept to distribution; specializing in pyramid tea bags, iced tea pouches and loose leaf or powder weigh/fill/seal applications. Additional services include blending, round and flat object label application and laser codification.

Visit us at: www.motovotano.com

SaltWorks, Inc.

Production/Manufacturing Engineer

August 2011 - August 2012 (1 year 1 month)

Woodinville WA

Granum, Inc. 'Choice Organic Teas'

Head Technical/Maintenance Manager

June 1996 - August 2011 (15 years 3 months)

Seattle WA

Link to Granum company history:

Copy and paste into your web browser-

<http://www.choiceorganicteas.com/company.php>

"This is Now" Theatre Company

Technical Director

September 1989 - September 1994 (5 years 1 month)

Education

Goldsmiths College, U. of London

3 yr Diploma, Technical Theatre/Theatre Design and Technology · (1986 - 1989)

Carr Green Lane Technical Institute

City & Guilds, Carpentry · (1982 - 1984)